Filed by II-VI Incorporated pursuant to

Rule 425 of the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Zygo Corporation

Commission File No.: 000-12944

This announcement does not constitute, or form part of, any offer for, or any solicitation of any offer for, securities, nor is it a solicitation of any vote or approval in any jurisdiction, nor will there be any purchase or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law or regulation. No tender offer for the shares of Zygo Corporation has commenced at this time. In connection with the proposed transaction, II-VI Incorporated may file tender offer documents, a proxy statement, prospectus and other documents with the U.S. Securities and Exchange Commission (“SEC”). This material is not a substitute for the prospectus/proxy statement II-VI Incorporated would file with the Securities and Exchange Commission (the “SEC”) if an agreement between II-VI Incorporated and Zygo Corporation is reached or any other documents which II-VI Incorporated may file with the SEC and send to Zygo Corporation stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ZYGO CORPORATION ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by II-VI Incorporated through the Web site maintained by the SEC at http://www.sec.gov. Free copies of the tender offer documents/proxy statement/prospectus (if and when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations, II-VI Incorporated, 375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056-9499.

II-VI Incorporated and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding II-VI Incorporated’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended June 30, 2009, which was filed with the SEC on August 28, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on September 25, 2009. Other information regarding the participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement and other relevant materials to be filed with the SEC if and when they become available.

All statements included or incorporated by reference in this release, other than statements or characterizations of historical fact, are forward-looking statements based on certain assumptions and contingencies that involve risks and uncertainties. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and relate to the Company’s performance on a going-forward basis. The forward-looking statements in this press release involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures. The Company believes that all forward-looking statements made by it have a reasonable basis, but there can be no assurance that management’s expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. In addition to the failure to close the proposed Zygo Corporation acquisition and general industry and economic conditions, factors that could cause actual results to differ materially from those discussed in the forward-looking statements in this press release include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the risks relating to forward-looking statements and other “Risk Factors” discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009; (iii) purchasing patterns from customers and end-users; (iv) timely release of new products, and acceptance of such new products by the market; (v) the introduction of new products by competitors and other competitive responses; and/or (vi) the Company’s ability to devise and execute strategies to respond to market conditions. Any forward-looking statements are made as of the date of issuance and the Company undertakes no obligation to publicly revise or update any forward-looking statements.

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THE FOLLOWING IS A TRANSCRIPT OF REMARKS MADE BY CRAIG A. CREATURO, CHIEF FINANCIAL OFFICER AND TREASURER OF II-VI INCORPORATED, AT THE 12TH ANNUAL NEEDHAM & COMPANY, LLC GROWTH CONFERENCE ON JANUARY 14, 2010.

CRAIG A. CREATURO: Thank you for inviting II-VI Incorporated to the 12th Annual Needham Growth Conference. We are excited to be presenting today. For those of you who follow us, you know that we have been busy on the M&A front and I will be able to address certain aspects of our recently-consummated Photop Technologies transaction in today’s presentation and in the Q&A session that follows this presentation.

With respect to II-VI’s interest in Zygo Corporation, I am not going to be able to discuss that potential transaction during this presentation or answer any questions in the Q&A session, and I will be limiting my remarks regarding Zygo to the following:

As you may know, we made a proposal to acquire Zygo for $10.00 per share, payable in cash or up to 50% of the consideration in II-VI common stock. We disclosed this proposal on January 7, 2010. Zygo shareholders would have an election regarding the consideration, subject to the stock limitation. If all Zygo shareholders elect to receive consideration in cash, we are prepared to support this election.

We believe that the combined companies offer compelling benefits to the shareholders, customers and employees of both companies. The customers, shareholders and employees of both companies share significant common interests. We strongly believe this combination will benefit all of the stakeholders of both companies and we are prepared to proceed expeditiously to complete this transaction. Our hope is that Zygo’s Board of Directors will recognize both the immediate and future value of a business combination and our strong preference is to proceed in a cooperative manner.

We have great respect for what Zygo has accomplished and are eager to build upon its strengths. We believe, as we have demonstrated with other acquisitions, that we have the ability to assist Zygo in realizing future business opportunities in markets where the competitive landscape is rapidly changing. We feel that we will be able to integrate our teams rapidly and foster a high degree of collaboration and interaction from the very start.

For these reasons, among others we have previously discussed in our announcement, we are pursuing this transaction very aggressively. As I mentioned, I must limit my remarks on Zygo to these comments and thank you in advance for your understanding.

With that, let me turn to our presentation.

About II-VI Incorporated

II-VI Incorporated, a worldwide leader in engineered materials and components, is a vertically-integrated manufacturing company that creates and markets products for a diversified customer base including industrial manufacturing, military and aerospace, high-power electronics and telecommunications, and thermoelectric applications. Headquartered in Saxonburg, Pennsylvania, with manufacturing, sales, and distribution facilities worldwide, the Company produces numerous crystalline compounds including zinc selenide for infrared laser optics, silicon carbide for high-power electronic and microwave applications, and bismuth telluride for thermoelectric coolers. In the Company’s infrared optics business, II-VI Infrared manufactures optical and opto-electronic components for industrial laser and thermal imaging systems, and HIGHYAG Lasertechnologie GmbH (HIGHYAG) manufactures fiber-delivered beam transmission systems and processing tools for industrial lasers. In the Company’s near-infrared optics business, VLOC manufactures near-infrared and visible light products for industrial, scientific, military and medical instruments and laser gain materials and products for solid-state YAG and YLF lasers. Photop Technologies, Inc. (Photop) manufactures crystal materials, optics, microchip lasers and optoelectronic modules for use in optical communication networks and other diverse consumer and commercial applications. In the Company’s military & materials business, Exotic Electro-Optics (EEO) manufactures infrared products for military applications, and Pacific Rare Specialty Metals & Chemicals (PRM) produces and refines selenium and tellurium materials. In the Company’s Compound Semiconductor Group, the Wide Bandgap Materials (WBG) group manufactures and markets single crystal silicon carbide substrates for use in the solid-state lighting, wireless infrastructure, RF electronics and power switching industries; the Marlow Industries, Inc. subsidiary designs and manufactures thermoelectric cooling and power generation solutions for use in defense, space, photonics, telecommunications, medical, consumer and industrial markets; and, the Worldwide Materials Group (WMG) provides expertise in materials development, process development, and manufacturing scale up.

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